EXHIBIT 99.2

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2016	2017	2016	2017

Voyage revenue	$ 468,189	$ 412,433	$110,134	$ 100,618
Accrued charter revenue (1)	$ (7,730)	$ (11,204)	$ (2,836)	$ (2,752)
Voyage revenue adjusted on a cash basis (2)	$ 460,459	$ 401,229	$ 107,298	$ 97,866

Adjusted Net Income available to common stockholders (3)	$ 115,120	$ 76,933	$23,039	$ 18,408
Weighted Average number of shares	77,243,252	100,527,907	81,498,030	107,661,705
Adjusted Earnings per share (3)	$ 1.49	$ 0.77	$ 0.28	$ 0.17

Net Income / (Loss)	$ 81,702	$ 72,876	$ (11,008)	$ 2,670
Net Income / (Loss) available to common stockholders	$ 60,639	$ 51,813	$ (16,274)	$ (2,596)
Weighted Average number of shares	77,243,252	100,527,907	81,498,030	107,661,705
Earnings / (Losses) per share	$0.79	$ 0.52	$ (0.20)	$ (0.02)

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non- GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non- GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months and the years ended December 31, 2017 and 2016. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2016	2017	2016	2017

Net Income / (Loss)	$81,702	$72,876	$(11,008)	$2,670
Earnings allocated to Preferred Stock	(21,063)	(21,063)	(5,266)	(5,266)
Net Income / (Loss) available to common stockholders	60,639	51,813	(16,274)	(2,596)
Accrued charter revenue	(7,730)	(11,204)	(2,836)	(2,752)
Non-cash general and administrative expenses and non-cash other items	8,951	3,866	4,837	864
Amortization of prepaid lease rentals, net	6,779	8,429	2,200	2,054
Realized Gain on Euro/USD forward contracts (1)	(898)	(765)	-	(83)
Loss on sale / disposals of vessels (1)	4,440	4,856	-	-
Loss on asset held for sale	37,161	2,379	37,161	2,379
Vessels’ impairment loss	-	17,959	-	17,959
Vessel impairment loss by a jointly owned company with York included in equity (gain)/loss on investments	-	896	-	896
Non-recurring, non-cash write-off of loan deferred financing costs	586	-	-	-
Swap breakage cost	9,701	-	297	-
Gain on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(4,509)	(1,296)	(2,346)	(313)
Adjusted Net Income available to common stockholders	$115,120	$76,933	$23,039	$18,408
Adjusted Earnings per Share	$1.49	$0.77	$0.28	$0.17
Weighted average number of shares	77,243,252	100,527,907	81,498,030	107,661,705

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized gain on Euro/USD forward contracts, loss on sale / disposal of vessels, loss on asset held for sale, vessels’ impairment loss, vessel impairment loss by a jointly owned company with York included in equity (gain)/loss on investments, non-recurring, non-cash write-off of loan deferred financing costs, swap breakage cost, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, net and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income are reflected as deductions to Adjusted Net Income. Charges negatively impacting Net Income are reflected as increases to Adjusted Net Income.

Results of Operations

Three-month period ended December 31, 2017 compared to the three-month period ended December 31, 2016

During the three-month periods ended December 31, 2017 and 2016, we had an average of 52.6 and 53.0 vessels, respectively, in our fleet. In the three-month period ended December 31, 2017, we took delivery of the 2005-built, 2,556 TEU secondhand containership CMA CGM L’Etoile. In the three-month periods ended December 31, 2017 and 2016, our fleet ownership days totaled 4,843 and 4,876 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,			Percentage
	2016	2017	Change	Change

Voyage revenue	$110.1	$100.6	$(9.5)	(8.6%)
Voyage expenses	(0.4)	(0.6)	0.2	50.0%
Voyage expenses – related parties	(0.8)	(0.8)	-	-
Vessels’ operating expenses	(26.1)	(26.9)	0.8	3.1%
General and administrative expenses	(1.5)	(1.3)	(0.2)	(13.3%)
Management fees – related parties	(4.2)	(4.3)	0.1	2.4%
Non-cash general and administrative expenses and non-cash other items	(4.8)	(0.9)	(3.9)	(81.3%)
Amortization of dry-docking and special survey costs	(2.0)	(1.8)	(0.2)	(10.0%)
Depreciation	(25.2)	(23.8)	(1.4)	(5.6%)
Vessels’ Impairment loss	-	(18.0)	18.0	n.m.
Amortization of prepaid lease rentals, net	(2.2)	(2.1)	(0.1)	(4.5%)
Loss on asset held for sale	(37.2)	(2.4)	(34.8)	(93.5%)
Interest income	0.5	0.8	0.3	60.0%
Interest and finance costs	(17.7)	(16.5)	(1.2)	(6.8%)
Swap breakage cost	(0.3)	-	(0.3)	(100.0%)
Equity gain on investments	0.4	0.9	0.5	125.0%
Gain / (Loss) on derivative instruments	0.4	(0.2)	0.6	n.m.
Net Income / (Loss)	$(11.0)	$2.7

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,			Percentage
	2016	2017	Change	Change

Voyage revenue	$110.1	$100.6	$(9.5)	(8.6%)
Accrued charter revenue	(2.8)	(2.8)	-	-
Voyage revenue adjusted on a cash basis	$107.3	$97.8	$(9.5)	(8.9%)

Vessels’ operational data	Three-month period ended December 31,			Percentage
	2016	2017	Change	Change

Average number of vessels	53.0	52.6	(0.4)	(0.8%)
Ownership days	4,876	4,843	(33)	(0.7%)
Number of vessels under dry-docking	-	3	3

Voyage Revenue

Voyage revenue decreased by 8.6%, or $9.5 million, to $100.6 million during the three-month period ended December 31, 2017, from $110.1 million during the three-month period ended December 31, 2016. The decrease is mainly attributable to decreased charter rates for certain of our vessels and revenue not earned by four vessels sold for demolition which was partly offset by revenue earned by four secondhand vessels acquired during the second and fourth quarters of 2017.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 8.9%, or $9.5 million, to $97.8 million during the three-month period ended December 31, 2017, from $107.3 million during the three-month period ended December 31, 2016. Accrued charter revenue for both three-month periods ended December 31, 2017 and 2016, amounted to $2.8 million.

Voyage Expenses

Voyage expenses were $0.6 million and $0.4 million for the three-month periods ended December 31, 2017 and 2016, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mostly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.8 million during each of the three-month periods ended December 31, 2017 and 2016, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. ("Costamare Shipping") and by Costamare Shipping Services Ltd. ("Costamare Services") pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the individual ship-management agreements pertaining to each vessel.

Vessels’ Operating Expenses

Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $26.9 million and $26.1 million during the three-month periods ended December 31, 2017 and 2016, respectively.

General and Administrative Expenses

General and administrative expenses were $1.3 million and $1.5 million during the three-month periods ended December 31, 2017 and 2016, respectively and both include $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $4.3 million during the three-month period ended December 31, 2017 and $4.2 million during the three-month period ended December 31, 2016.

Non-cash general and administrative expenses and non-cash other items

Non-cash general and administrative expenses and non-cash other items for the three-month period ended December 31, 2017 amounted to $0.9 million, representing the value of the shares issued to Costamare Services on December 29, 2017, pursuant to the Services Agreement. For the three-month period ended December 31, 2016, the respective amount was $4.8 million, including the value of the shares issued to Costamare Services on December 31, 2016, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.8 million and $2.0 million during the three-month periods ended December 31, 2017 and 2016, respectively. During the three-month period ended December 31, 2017, three vessels underwent and completed their special survey. During the three-month period ended December 31, 2016 no vessel underwent any special survey.

Depreciation

Depreciation expense decreased by 5.6% or $1.4 million, to $23.8 million during the three-month period ended December 31, 2017, from $25.2 million during the three-month period ended December 31, 2016. The decrease was mainly attributable to depreciation expense not charged during the three -month period ended December 31, 2017, due to the sale of five vessels during 2016 and the year ended December 31, 2017; partly offset by the depreciation charged during the three-month period ended December 31, 2017, due to the acquisition of four secondhand containerships.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $2.1 million during the three-month period ended December 31, 2017. Amortization of prepaid lease rentals, net was $2.2 million during the three-month period ended December 31, 2016.

Vessels’ Impairment loss

During the three-month period ended December 31, 2017, we recorded an impairment loss in relation to seven of our vessels in the amount of $18.0 million, in the aggregate.

Loss on asset held for sale

During the three-month period ended December 31, 2017, we recorded a loss on asset held for sale of $2.4 million, representing the expected loss from sale of one of our vessels during the next twelve month period. During the three-month period ended December 31, 2016, we recorded a loss on asset held for sale of $37.2 million, representing the expected loss from sale for demolition of one of our vessels, which was sold in January 2017.

Interest Income

Interest income amounted to $0.8 million and $0.5 million for the three-month periods ended December 31, 2017 and 2016, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 6.8%, or $1.2 million, to $16.5 million during the three-month period ended December 31, 2017, from $17.7 million during the three-month period ended December 31, 2016. The decrease is partly attributable to the decreased average loan balance during the three-month period ended December 31, 2017 compared to the three-month period ended December 31, 2016.

Swaps Breakage Cost

During the three-month period ended December 31, 2016, we terminated one interest rate derivative instrument that did not qualify for hedge accounting and we paid the counterparty breakage costs of $0.3 million.

Equity Gain on Investments

During the three-month period ended December 31, 2017, we recorded an equity gain on investments of $0.9 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand. During the three-month period ended December 31, 2016, we recorded an equity gain on investments of $0.4 million.

Gain / (Loss) on Derivative Instruments

The fair value of our 17 interest rate derivative instruments which were outstanding as of December 31, 2017 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2017, the fair value of these 17 interest rate derivative instruments in aggregate amounted to a net asset of $1.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in "Other Comprehensive Income" ("OCI") while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended December 31, 2017, a net gain of $5.0 million has been included in OCI and a net loss of $0.2 million has been included in Gain/Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2017.

Cash Flows
Three-month periods ended December 31, 2017 and 2016

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2016	2017
Net Cash Provided by Operating Activities	$ 57.0	$ 43.9
Net Cash Used in Investing Activities	$ (3.2)	$ (7.3)
Net Cash Provided by / (Used in) Financing Activities	$ 4.4	$ (50.1)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2017, decreased by $13.1 million to $43.9 million, compared to $57.0 million for the three-month period ended December 31, 2016. The decrease is mainly attributable to the decreased cash from operations of $9.4 million, the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $3.2 million and the increased special survey costs during the three month period ended December 31, 2017 compared to the three-month period ended December 31, 2016; partly off-set by decreased payments for interest (including swap payments) during the period of $1.5 million.

 Net Cash Used in Investing Activities

Net cash used in investing activities was $7.3 million in the three-month period ended December 31, 2017, which consisted of payment for the acquisition of one secondhand vessel and  payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received).

Net cash used in investing activities was $3.2 million in the three-month period ended December 31, 2016, which mainly consisted of $3.5 million in payments for working capital injection in certain entities pursuant to the Framework Deed and $0.3 million we received as dividend distributions in certain entities pursuant to the Framework Deed.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $50.1 million in the three-month period ended December 31, 2017, which mainly consisted of (a) $41.4 million net payments relating to our credit facilities and to our sale and leaseback transactions, (b) $4.6 million we paid for dividends to holders of our common stock for the third quarter of 2017 and (d) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock") and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock"), for the period from July 15, 2017 to October 14, 2017.

Net cash provided by financing activities was $4.4 million in the three-month period ended December 31, 2016, which mainly consisted of (a) $45.4 million of indebtedness that we repaid, (b) $7.3 million we repaid relating to our sale and leaseback agreements, (c) $37.5 million we paid for the prepayment of one of our credit facilities, (d) $32.0 million that we drew down from one of our credit facilities, (e) $69.0 million we received from our follow-on offering in December 2016, net of underwriting discounts and expenses incurred in the offering, (f) $2.6 million we paid for dividends to holders of our common stock for the third quarter of 2016 and (g) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock and $2.2 million we paid for dividends to holders of our Series D Preferred Stock, for the period from July 15, 2016 to October 14, 2016.

Year ended December 31, 2017 compared to the year ended December 31, 2016

During the years ended December 31, 2017 and 2016, we had an average of 52.7 and 53.6 vessels, respectively, in our fleet. In the year ended December 31, 2017, we accepted delivery of the secondhand containerships Leonidio, Kyparissia, Maersk Kowloon and CMA CGM L’Etoile with an aggregate capacity of 19,941 TEU and we sold the container vessels Romanos, Marina, Mandraki and Mykonos with an aggregate capacity of 18,057 TEU. In the year ended December 31, 2016, we sold the 3,351 TEU vessel Karmen. In the years ended December 31, 2017 and 2016, our fleet ownership days totaled 19,221 and 19,616 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,			Percentage
	2016	2017	Change	Change

Voyage revenue	$468.2	$412.4	$(55.8)	(11.9%)
Voyage expenses	(1.9)	(2.6)	0.7	36.8%
Voyage expenses – related parties	(3.5)	(3.1)	(0.4)	(11.4%)
Vessels’ operating expenses	(105.8)	(103.8)	(2.0)	(1.9%)
General and administrative expenses	(5.8)	(5.7)	(0.1)	(1.7%)
Management fees – related parties	(18.6)	(18.7)	0.1	0.5%
Non-cash general and administrative expenses and non-cash other items	(9.0)	(3.9)	(5.1)	(56.7%)
Amortization of dry-docking and special survey costs	(7.9)	(7.6)	(0.3)	(3.8%)
Depreciation	(100.9)	(96.4)	(4.5)	(4.5%)
Amortization of prepaid lease rentals, net	(6.8)	(8.4)	1.6	23.5%
Loss on sale / disposal of vessels	(4.4)	(4.9)	0.5	11.4%
Vessels’ Impairment loss	-	(18.0)	18.0	n.m.
Loss on asset held for sale	(37.2)	(2.4)	(34.8)	(93.5%)
Foreign exchange losses	(0.4)	-	(0.4)	(100.0%)
Interest income	1.7	2.7	1.0	58.8%
Interest and finance costs	(72.8)	(69.8)	(3.0)	(4.1)%
Swaps breakage cost	(9.7)	-	(9.7)	(100.0%)
Equity gain / (loss) on investments	(0.1)	3.4	3.5	n.m.
Other	0.6	0.6	-	-
Loss on derivative instruments	(4.0)	(0.9)	(3.1)	(77.5%)
Net Income	$81.7	$72.9

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,			Percentage
	2016	2017	Change	Change

Voyage revenue	$468.2	$412.4	$(55.8)	(11.9%)
Accrued charter revenue	(7.7)	(11.2)	3.5	45.5%
Voyage revenue adjusted on a cash basis	$460.5	$401.2	$(59.3)	(12.9%)

Vessels’ operational data	Year ended December 31,			Percentage
	2016	2017	Change	Change

Average number of vessels	53.6	52.7	(0.9)	(1.7%)
Ownership days	19,616	19,221	(395)	(2.0%)
Number of vessels under dry-docking	6	7	1

Voyage Revenue

Voyage revenue decreased by 11.9%, or $55.8 million, to $412.4 million during the year ended December 31, 2017, from $468.2 million during the year ended December 31, 2016. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels, (ii) revenue not earned by five vessels sold for demolition (one vessel in August  2016 and four vessels during the year ended December 31, 2017) and (iii) revenue not earned due to decreased calendar days by one day during the year ended December 31, 2017 (365 calendar days) compared to the year ended December 31, 2016 (366 calendar days); partly offset by revenue earned by four secondhand vessels acquired during the second and fourth quarter of 2017.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 12.9%, or $59.3 million, to $401.2 million during the year ended December 31, 2017, from $460.5 million during the year ended December 31, 2016. Accrued charter revenue for the years ended December 31, 2017 and 2016, amounted to $11.2 million and $7.7 million respectively.

Voyage Expenses

Voyage expenses were $2.6 million and $1.9 million, during the years ended December 31, 2017 and 2016, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $3.1 million and $3.5 million during the years ended December 31, 2017 and 2016, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services pursuant to the Framework Agreement, the Services Agreement and the individual ship-management agreements pertaining to each vessel.

Vessels’ Operating Expenses

Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 1.9%, or $2.0 million, to $103.8 million during the year ended December 31, 2017, from $105.8 million during the year ended December 31, 2016.

General and Administrative Expenses

General and administrative expenses were $5.7 million and $5.8 million during the years ended December 31, 2017 and 2016, respectively and both include $2.5 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $18.7 million and $18.6 million during the years ended December 31, 2017 and 2016, respectively.

Non-cash general and administrative expenses and non-cash other items

Non-cash general and administrative expenses and non-cash other items for the year ended December 31, 2017 amounted to $3.9 million, representing the value of the shares issued to Costamare Services on March 30, 2017, June 30, 2017, September 29, 2017 and December 29, 2017, pursuant to the Services Agreement. For the year ended December 31, 2016, the non-cash general and administrative expenses and non-cash other items amounted to $9.0 million, including the value of the shares issued to Costamare Services on March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $7.6 million and $7.9 million during the years ended December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, seven vessels underwent and completed their special survey. During the year ended December 31, 2016 six vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 4.5% or $4.5 million, to $96.4 million during the year ended December 31, 2017, from $100.9 million during the year ended December 31, 2016. The decrease was mainly attributable to depreciation expense not charged during the year ended December 31, 2017, due to the sale of five vessels during the period spanning from the third quarter of 2016 to the year ended December 31, 2017; partly offset by the depreciation charged on the four secondhand containerships acquired during the second and fourth quarter of 2017.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $8.4 million during the year ended December 31, 2017. Amortization of prepaid lease rentals, net was $6.8 million during the year ended December 31, 2016.

Loss on sale / disposal of vessels

During the year ended December 31, 2017, we recorded an aggregate net loss of $4.3 million from the sale of the vessels Marina, Mandraki and the Mykonos and a loss of $0.6 million from the sale of the vessel Romanos which was classified as Asset held for sale as at December 31, 2016. During the year ended December 31, 2016, we recorded a loss of $4.4 million from the sale of the vessel Karmen.

Vessels’ Impairment loss

During the year ended December 31, 2017, we recorded an impairment loss in relation to seven of our vessels in the amount of $18.0 million, in the aggregate.

Loss on asset held for sale

During the year ended December 31, 2017, we recorded a loss on asset held for sale of $2.4 million, representing the expected loss from sale of one of our vessels during the next twelve months period. During the year ended December 31, 2016, we recorded a loss on asset held for sale of $37.2 million, representing the expected loss from sale for scrap of one of our vessels, which we sold in January 2017.

Foreign Exchange Losses

Foreign exchange losses were nil and $0.4 million during the years ended December 31, 2017 and 2016, respectively.

Interest Income

Interest income amounted to $2.7 million and $1.7 million for the years ended December 31, 2017 and 2016, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 4.1%, or $3.0 million, to $69.8 million during the year ended December 31, 2017, from $72.8 million during the year ended December 31, 2016. The decrease is partly attributable to the decreased average loan balance during the year ended December 31, 2017 compared to the year ended December 31, 2016.

Swaps Breakage Cost

During the year ended December 31, 2016, we terminated two interest rate derivative instruments and we paid the counterparties breakage costs of $9.7 million in aggregate.

Equity Gain / (Loss) on Investments

During the year ended December 31, 2017 we recorded an equity gain on investments of $3.4 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed. During the year ended December 31, 2016, we recorded an equity loss on investments of $0.1 million. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2016 and immediately commenced their charters. We hold a range of 25% to 49% of the capital stock of the companies jointly owned pursuant to the Framework Deed.

Loss on Derivative Instruments

The fair value of our 17 interest rate derivative instruments which were outstanding as of December 31, 2017 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2017, the fair value of these 17 interest rate derivative instruments in aggregate amounted to a net asset of $1.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2017, a net gain of $13.5 million has been included in OCI and a net loss of $1.1 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2017.

Cash Flows
Years ended December 31, 2017 and 2016

Condensed cash flows	Year ended December 31,
(Expressed in millions of U.S. dollars)	2016	2017
Net Cash Provided by Operating Activities	$ 226.6	$ 191.0
Net Cash Used in Investing Activities	$ (34.4)	$ (42.7)
Net Cash Used in Financing Activities	$ (127.4)	$ (134.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2017, decreased by $35.6 million to $191.0 million, compared to $226.6 million for the year ended December 31, 2016. The decrease is mainly attributable to the decreased cash from operations of $59.2 million; partly off-set by decreased payments for interest (including swap payments) during the year of $10.0 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that year and revenue recognized on a straight-line basis) of $1.8 million and the decreased special survey costs of $0.3 million during the year ended December 31, 2017 compared to the year ended December 31, 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities was $42.7 million in the year ended December 31, 2017, which consisted of payments for the acquisition of four secondhand vessels and  payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received); partly off-set by proceeds we received from the sale of four vessels.

Net cash used in investing activities was $34.4 million in the year ended December 31, 2016, which mainly consisted of (i) $38.6 million in advance payments for the construction of eight newbuild vessels, the acquisition of a secondhand vessel and working capital injection in certain entities pursuant to the Framework Deed, (ii) $1.6 million in payments for upgrades to one of our vessels, (iii) $3.6 million proceeds we received from the sale of one vessel, and (iv) $3.4 million we received as dividend distributions pursuant to the Framework Deed.

Net Cash Used in Financing Activities

Net cash used in financing activities was $134.2 million in the year ended December 31, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $192.2 million net payments relating to our credit facilities and to our sale and leaseback transactions, (c) $16.5 million we paid for dividends to holders of our common stock for the fourth quarter of 2016, the first quarter, the second quarter and the third quarter of 2017 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.8 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2016 to January 14, 2017, January 15, 2017 to April 14, 2017, April 15, 2017 to July 14, 2017 and July 15, 2017 to October 14, 2017.

Net cash used in financing activities was $127.4 million in the year ended December 31, 2016, which mainly consisted of (a) $187.5 million of indebtedness that we repaid, (b) $21.6 million we repaid relating to our sale and leaseback agreements, (c) $71.0 million in aggregate that we drew down from two of our credit facilities, (d) $148.3 million we paid for the prepayment of three of our credit facilities, (e) $151.8 million we received in connection with the sale and leaseback transaction concluded for two of our vessels, (f) $53.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2015, the first, the second quarter and the third quarter of 2016, (g) $69.0 million we received from our follow-on offering in December 2016, net of underwriting discounts and expenses incurred in the offering and (h) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.8 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2015 to January 14, 2016, January 15, 2016 to April 14, 2016, April 15, 2016 to July 14, 2016 and July 15, 2016 to October 14, 2016.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of December 31, 2017, we had a total cash liquidity of $218.9 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of January 23, 2018, the following vessels were free of debt.

Unencumbered Vessels
 (Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
CMA CGM L’ETOILE	2005	2,556
ELAFONISSOS (*)	1999	2,526
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Capital commitments

As of January 23, 2018, we had outstanding equity commitments relating to one contracted newbuild of approximately $1.07 million payable until the vessel is delivered, which is expected to be in the second quarter of 2018. The amount represents our interest in the relevant jointly-owned entity under the Framework Deed.

Conference Call details:

On Wednesday, January 24, 2018 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808- 238-9064 (from the UK) or +1-412-317-9258 (from outside the US). Please quote "Costamare". A replay of the conference call will be available until January 31, 2018. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10116188.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 44 years of history in the international shipping industry and a fleet of 71 containerships, with a total capacity of approximately 466,000 TEU, including one newbuild containership to be delivered. Eighteen of our containerships, including one newbuild on order, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Fleet List

The tables below provide additional information, as of January 23, 2018, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(i)(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	CMA CGM	2016	11,010	(**)	August 2018
7	CAPE TAINARO(i)	OOCL	2017	11,010	28,250(3)	March 2019
8	CAPE KORTIA(i)	Evergreen	2017	11,010	(**)	September 2018
9	CAPE SOUNIO(i)	(*)	2017	11,010	(*)	(*)
10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	27,000 (net)(4)	May 2019
11	COSCO GUANGZHOU	COSCO	2006	9,469	16,000	July 2018(5)
12	COSCO NINGBO	COSCO	2006	9,469	16,000	July 2018
13	COSCO YANTIAN	COSCO	2006	9,469	16,000	August 2018(6)
14	COSCO BEIJING	COSCO	2006	9,469	16,000	August 2018(7)
15	COSCO HELLAS	COSCO	2006	9,469	16,000	September 2018(8)
16	MSC AZOV(ii)	MSC	2014	9,403	43,000	December 2023
17	MSC AJACCIO(ii)	MSC	2014	9,403	43,000	February 2024
18	MSC AMALFI(ii)	MSC	2014	9,403	43,000	March 2024
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2023
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2023
21	VALOR	Evergreen	2013	8,827	41,700	April 2020(9)
22	VALUE	Evergreen	2013	8,827	41,700	April 2020(9)
23	VALIANT	Evergreen	2013	8,827	41,700	June 2020(9)
24	VALENCE	Evergreen	2013	8,827	41,700	July 2020(9)
25	VANTAGE	Evergreen	2013	8,827	41,700	September 2020(9)
26	NAVARINO	PIL	2010	8,531	9,000	February 2018
27	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
28	MAERSK KAWASAKI	Maersk	1997	7,403	12,500	February 2018
29	MAERSK KURE	Maersk	1996	7,403	12,500	February 2018
30	NILEDUTCH PANTHER (ex. KOKURA)	NileDutch	1997	7,403	12,750(10)	November 2018
31	MSC METHONI	MSC	2003	6,724	29,000	September 2021
32	SEALAND NEW YORK	Maersk	2000	6,648	26,100	March 2018
33	MAERSK KOBE	Maersk	2000	6,648	26,100	May 2018
34	SEALAND WASHINGTON	Maersk	2000	6,648	26,100	June 2018
35	SEALAND MICHIGAN	Maersk	2000	6,648	26,100	August 2018
36	SEALAND ILLINOIS	Maersk	2000	6,648	26,100	October 2018
37	MSC KOLKATA	Maersk	2003	6,644	26,100	November 2019
38	MSC KINGSTON	Maersk	2003	6,644	26,100	February 2020
39	MSC KALAMATA	Maersk	2003	6,644	26,100	April 2020
40	VENETIKO	Hapag Lloyd	2003	5,928	6,600	February 2018
41	ENSENADA (i)	Sea Consortium	2001	5,576	11,600	February 2018
42	ZIM NEW YORK	ZIM	2002	4,992	8,401	September 2018(11)
43	ZIM SHANGHAI	ZIM	2002	4,992	8,401	September 2018(11)
44	PIRAEUS	(*)	2004	4,992	(*)	February 2018
45	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
46	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
47	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8,800	February 2019
48	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8,800	February 2019
49	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8,800	February 2019
50	ULSAN	Maersk	2002	4,132	7,600(12)	April 2018
51	MSC KORONI	MSC	1998	3,842	13,500	September 2018
52	ITEA	ACL	1998	3,842	8,000	February 2018
53	POLAR ARGENTINA(i)(ii)	Hamburg Süd	2018	3,800	19,700	October 2024
54	LAKONIA	Evergreen	2004	2,586	8,500	April 2018
55	CMA CGM L’ETOILE	CMA CGM	2005	2,556	10,250	March 2018
56	ELAFONISOS(i)	MSC	1999	2,526	6,200	February 2018
57	AREOPOLIS	Evergreen	2000	2,474	8,300	February 2018
58	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
59	MESSINI	Evergreen	1997	2,458	8,300	March 2018
60	MSC REUNION	MSC	1992	2,024	6,800	July 2018
61	MSC NAMIBIA II	MSC	1991	2,023	6,800	July 2018
62	MSC SIERRA II	MSC	1991	2,023	6,800	June 2018
63	MSC PYLOS	MSC	1991	2,020	6,000	February 2018
64	PADMA(i)	Evergreen	1998	1,645	6,800	February 2018
65	NEAPOLIS	Evergreen	2000	1,645	8,300	May 2018(13)
66	ARKADIA(i)	Evergreen	2001	1,550	7,800	February 2018
67	PROSPER	Sea Consortium	1996	1,504	7,500	February 2018
68	ZAGORA	MSC	1995	1,162	6,500	May 2018
69	PETALIDI(i)	CMA CGM	1994	1,162	6,550	May 2018
70	LUEBECK	MSC	2001	1,078	6,500	January 2019

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(14)
1	YZJ1207 (i) (ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q2 2018

(1) Daily charter rates are gross, unless stated otherwise.

(2) Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(3) This charter rate will start on April 1, 2018.

(4) This charter rate will start on June 12, 2018.

(5) This charter rate will start on March 18, 2018. Vessel presently under Drydock for upgrade.

(6) This charter rate will start on February 27, 2018. Until then charter rate will be $36,400 per day.

(7) This charter rate will start on April 9, 2018. Until then charter rate will be $36,400 per day.

(8) This charter rate will start on May 7, 2018. Until then charter rate will be $37,519 per day.

(9) Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(10) This charter rate will start on February 2, 2018.

(11) The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2017 the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this third optional year has been determined at $8,401 per day.

(12) This charter rate will start on February 4, 2018. Until January 27, 2017 vessel is chartered to ZIM with charter rate being $7,600 per day.

(13) This charter rate will start on February 25, 2018. Until then the charter rate will be $6,900 per day.

(14) Based on latest shipyard production schedule, subject to change.

(i) Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(ii) Denotes vessels subject to a sale and leaseback transaction

(*)      Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates which are treated as confidential.
(**)   Vessel’s daily charter rate is in the mid-twenty thousands of dollars.

COSTAMARE INC.
Consolidated Statements of Income

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2016	2017	2016	2017

REVENUES:
Voyage revenue	$468,189	$412,433	$110,134	$100,618

EXPENSES:
Voyage expenses	(1,887)	(2,649)	(431)	(624)
Voyage expenses – related parties	(3,512)	(3,093)	(826)	(754)
Vessels' operating expenses	(105,783)	(103,799)	(26,135)	(26,924)
General and administrative expenses	(5,769)	(5,651)	(1,458)	(1,330)
Management fees - related parties	(18,629)	(18,693)	(4,188)	(4,338)
Non-cash general and administrative expenses and non-cash other items	(8,951)	(3,866)	(4,837)	(864)
Amortization of dry-docking and special survey costs	(7,920)	(7,627)	(1,983)	(1,847)
Depreciation	(100,943)	(96,448)	(25,157)	(23,771)
Amortization of prepaid lease rentals, net	(6,779)	(8,429)	(2,200)	(2,054)
Loss on sale / disposal of vessels	(4,440)	(4,856)	-	-
Loss on asset held for sale	(37,161)	(2,379)	(37,161)	(2,379)
Vessels’ impairment loss	-	(17,959)	-	(17,959)
Foreign exchange gains / (losses)	(360)	31	(26)	(1)
Operating income	$166,055	$137,015	$5,732	$17,773

OTHER INCOME / (EXPENSES):
Interest income	$1,630	$2,643	$490	$774
Interest and finance costs	(72,808)	(69,840)	(17,718)	(16,540)
Swap breakage cost	(9,701)	-	(297)	-
Equity gain / (loss) on investments	(78)	3,381	382	849
Other	595	593	44	48
Gain/ (Loss) on derivative instruments	(3,991)	(916)	359	(234)
Total other income / (expenses)	$(84,353)	$(64,139)	$(16,740)	$(15,103)
Net Income / (Loss)	$81,702	$72,876	$(11,008)	$2,670
Earnings allocated to Preferred Stock	(21,063)	(21,063)	(5,266)	(5,266)
Net Income / (Loss) available to common stockholders	$60,639	$51,813	$(16,274)	$(2,596)

Earnings / (Losses) per common share, basic and diluted	$0.79	$0.52	$(0.20)	$(0.02)
Weighted average number of shares, basic and diluted	77,243,252	100,527,907	81,498,030	107,661,705

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2016	2017
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$164,898	$178,986
Restricted cash	6,882	7,238
Accounts receivable	971	1,324
Inventories	11,415	9,662
Due from related parties	3,447	5,273
Fair value of derivatives	-	112
Insurance claims receivable	2,886	2,091
Prepaid lease rentals	8,752	8,752
Asset held for sale	6,256	7,315
Accrued charter revenue	408	185
Prepayments and other	3,914	5,697
Total current assets	$209,829	$226,635
FIXED ASSETS, NET:
Capital leased assets	$384,872	$415,665
Vessels, net	1,688,285	1,579,509
Total fixed assets, net	$2,073,157	$1,995,174
NON-CURRENT ASSETS:
Equity method investments	$153,126	$161,897
Prepaid lease rentals, non-current	51,670	42,918
Deferred charges, net	20,367	15,429
Accounts receivable, non-current	1,575	1,800
Restricted cash	38,783	32,661
Fair value of derivatives, non-current	762	4,358
Accrued charter revenue	185	-
Other non-current assets	8,970	9,426
Total assets	$2,558,424	$2,490,298
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$198,277	$206,318
Accounts payable	3,848	6,314
Due to related parties	191	203
Capital lease obligations	29,059	32,874
Accrued liabilities	11,109	10,755
Unearned revenue	19,668	15,310
Fair value of derivatives	16,161	3,307
Other current liabilities	1,673	1,627
Total current liabilities	$279,986	$276,708
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$856,330	$644,662
Capital lease obligations, net of current portion	331,196	339,332
Unearned revenue, net of current portion	16,488	11,057
Total non-current liabilities	$1,204,014	$995,051
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	9	11
Additional paid-in capital	1,057,423	1,175,774
Retained earnings	31,416	43,723
Accumulated other comprehensive loss	(14,424)	(969)
Total stockholders’ equity	$1,074,424	$1,218,539
Total liabilities and stockholders’ equity	$2,558,424	$2,490,298